Filed by Tribune Company
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934
Commission File No.: 1-8572
Subject Company: The Times Mirror Company

THE FOLLOWING IS A SLIDE PRESENTATION DISTRIBUTED TO CERTAIN ANALYSTS BY TRIBUNE IN THE EVENING OF MARCH 17, 2000



                                     TRIBUNE
                              TIMES MIRROR MERGER

                                   MARCH 2000

A GREAT TRANSACTION!
================================================================================
o     Major market emphasis
o     TV & newspapers in the top 3 markets
o     7 newspapers in the top 30 markets
o     TV stations in 10 of the top 12, 16 of the top 30 markets
o     Great strategic fit
o     Reasonable purchase price
          o     10.0x 2001 EBITDA
          o      8.5x 2001 EBITDA with synergies
o     Attractive return: 18% ROI

LOCAL TOUCH - NATIONAL REACH
================================================================================
A national foothold

Its merger with Times Mirror would give Tribune Co. both broadcasting and publishing interests in several major markets. It would be the only media company with a TV station and newspaper in four: New York, Los Angeles, Chicago and Hartford.

               [Outline of contiguous United States plotting geographical location of Times-Mirror newspapers,
               Tribune Co. newspapers, Tribune Co. TV stations and Tribune Co. radio stations]


Times Mirror newspapers: 7

Los Angeles Times
Newsday
The Baltimore Sun
The Hartford Courant
The Morning Call (Allentown, Pa.)
The Advocate (Stamford, Conn.)
Greenwich Time (Greenwich, Conn.)

Tribune Co. newspapers: 4

Chicago Trubune
Sun-Sentinel, South Florida
The Orlando Sentinel
Daily Press (Hampton Roads, Va.)

Tribune Co. TV stations: 22

Including WPIX (New York), KTLA (Los Angeles) and WGN (Chicago)

Tribune Co. radio stations: 4

Including WGN and three stations in the Denver area.


Note: Tribune Co. is awaiting FCC approval of its acquisition of a second TV station in Hartford.
Sources: Times Mirror, Tribune Co.

FINANCIALLY COMPELLING
================================================================================
o     18% ROI
o     Cash EPS accretive in first year
o     Reported EPS accretive in third year
o     SVA (EVA) positive in 2004-2006**
o     Combined free cash flow of $900M in 2001, over $1B in 2002
o     Strong balance sheet: "A" bond rating
          o Debt / EBITDA of 2.0-3.0x (2001)**
o     Over $4B in non-core assets
          o $2B after-tax in Jeppesen, Magazines and Tribune Education
          o Over $2B in TRB Ventures, TRB and TMC investments*

  * Per analysts estimates
** Depending on divestitures

HIGHER GROWTH
================================================================================
o     Consolidated operating cash flow CAGR:   + 1-2%
o     Newspaper operating cash flow CAGR:  + 2-3%
o     Operating improvements:
                                                  2001             2005
                                                  ----             ----

               Incremental revenues               $ 60 M           $200 M
                                                  ------           ------
               Revenue related to cash flow         45              165
               Cost savings                         80              185
                                                  ------           ------
               Incremental cash flows             $125 M           $350 M

o     EPS CAGR:  increased by 1-2%
o Higher growth deserves higher valuation multiple for TRB

NEW REVENUE POTENTIAL:  NATIONAL ADVERTISING
================================================================================
o     National segment growing fast
o     Expand Tribune Newspaper Network to 11 markets
o     Add new special sales force to sell top 3 markets
o     Use expanded national coverage to compete with USA Today / WSJ / NYT
o     Build West Coast share in retail/pre-prints
o     Revenue opportunity:  $ 40-80M per year

NEW REVENUE POTENTIAL:  CROSS MEDIA
================================================================================
o     Content sharing improves quality and creates efficiencies
o     Cross promotion builds brands and audiences
o     Emerging demand for cross media marketing solutions:
      Nicor, Travel Michigan, Baird & Warner
o     Launch Chicago model in LA and NY
o     Revenue opportunity:  $ 15-30M per year

HERE'S CHICAGO...
================================================================================
o     Chicago Tribune:  the Midwest's leading newspaper
o     WGN-AM:  #1 rated radio station
o     WGN-TV:  #1 revenue TV station
o     CLTV:  local cable news reaching 1.7M homes
o     ChicagoTribune.com:  #1 local interactive website
o     Chicago Cubs -- "America's Team"
o     Strong civic and charitable involvement

NATIONAL SCALE CREATES VALUE ON THE INTERNET
================================================================================
o     Create national reach (21 major markets)
       - Top 20 news and information sites
       - Competitive reach with national networks
       - Increased share in national internet advertising
o     Scalable operating efficiencies
o     Better leverage for national e-commerce opportunities
o     Revenue potential:  $ 10-20M in 2001
o     Cost savings:  $ 10-20M in 2001

NEWSPAPER MARGIN EXPANSION
===============================================================================

                      Pro Forma Blended Publishing Margins
                      (Includes Tribune and Times Mirror)



               [Graph showing increase in OCF Margins for 1999-2005
                attributed to New Revenue Growth, Core Revenue Growth and Expense Savings Related*]

               [OCF Margin ranging from 27% in 1999 to approximately
                32% in 2005]


CURRENT CASH FLOW MARGINS
-------------------------
o    TRB:  34%
o    TMC:  24%

REVENUE GROWTH
--------------
o    Growth in core
o    Cross-media sales
o    National advertising sales
o    Premium pricing

EXPENSE SAVINGS
---------------
o    Newsprint purchasing
o    Reduced cost per copy
o    Circulation strategy

WHERE WE GO FROM HERE
================================================================================
o     Execute aggressively to create value ASAP

o Actively pursue television acquisitions to expand national footprint and exploit duopoly opportunities

o     Find creative ways to recognize value in Interactive

o     Maximize value from non-core assets

TRANSACTION HIGHLIGHTS
================================================================================
o     Two-step transaction:
      1) Cash tender for up to 28 million shares at $95 / share
      2) Back-end merger at 2.5 TRB per TMC share
          -- Expect around 365M TRB outstanding, assuming cash tender fully subscribed
o     $ 8 billion transaction value
o     Closing expected 3rd quarter of 2000
o     Share repurchase authorization up to $2.5B

The preceding communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained therein. The forward-looking statements include statements about future financial and operating results and the proposed Tribune/Times Mirror combination. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the tender offer for shares of common stock of Times Mirror or the merger of Times Mirror with and into Tribune; failure of the Tribune or Times Mirror stockholders to approve the merger; the risk that the Tribune and Times Mirror businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tribune's and Times Mirror's business generally. More detailed information about those factors is set forth in Tribune's and Times Mirror's filings with the Securities and Exchange Commission ("SEC"), including their most recent quarterly reports on Form 10-Q and their Current Reports on Form 8-K. Tribune and Times Mirror are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ALL STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER OFFER FOR SHARES OF TIMES MIRROR COMMON STOCK THAT WILL BE FILED BY TRIBUNE WITH THE SEC AND MAILED TO STOCKHOLDERS OF TIMES MIRROR. THE TENDER OFFER STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF TIMES MIRROR SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Stockholders of Times Mirror will be able to obtain the tender offer statement, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the tender offer statement and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention:
Investor Contact, telephone: (312) 222-3787.

ALL STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CONCERNING THE MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO STOCKHOLDERS OF TRIBUNE AND TIMES MIRROR. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.

Tribune and its officers and directors may be deemed to be participants in the solicitation of proxies from Tribune's stockholders with respect to the merger and related transactions. Information regarding such officers and directors is included in Tribune's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the SEC on March 24, 1999. This document is available free of charge at the SEC's Internet site (http://www.sec.gov). In addition, Tribune's Proxy Statement for its 1999 Annual Meeting of Stockholders may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.